April 2, 2024

VIA EDGAR

Ms. Deborah O’Neal

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Great Elm Capital Corp.
Registration Statement on Form N-2
Filed February 29, 2024
File No. 333-277557

Dear Ms. O’Neal and Ms. Fettig:

Great Elm Capital Corp. (“GECC”) submits this letter in response to the oral comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission received by telephone on March 28, 2024, relating to GECC’s Registration Statement on Form N-2 (the “Registration Statement”) filed on February 29, 2024.

Simultaneously herewith, GECC has filed Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 58

1. Please clarify GECC’s current ownership percentage of Great Elm Specialty Finance, LLC.

RESPONSE: In response to the Staff’s comment, GECC has revised its disclosure in the Amended Registration Statement to clarify that it currently owns approximately 87.5% of Great Elm Specialty Finance, LLC.

* * * * *

U.S. Securities and Exchange Commission

Division of Investment Management

April 2, 2024

GECC believes that the information contained in this response letter, together with the Amended Registration Statement, is responsive to the oral comments received from the Staff on March 28, 2024.

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

Thank you for your attention to this matter.

Very truly yours,

/s/ Adam M. Kleinman
Adam M. Kleinman
Chief Compliance Officer and Secretary

cc:	Rory T. Hood
Jones Day